UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Athersys, Inc.
(Name of Issuer)

Common Stock, par value US$0.001 per share
(Title of Class of Securities)

0474L106
(CUSIP Number)

HEALIOS K.K.
Yurakucho Denki Bldg., North Tower 19F
1-7-1 Yurakucho
Chiyoda-ku, Tokyo 100-0006, Japan
Attn: General Manager of Financing
and Accounting Division

Kenton King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Kenji Taneda, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 37th Floor 1-6-1, Roppongi, Minato-ku Tokyo 106-6037, Japan +81-3-3568-2626

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0474L106		13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEALIOS K.K.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,310,526
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,310,526
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,310,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on 226,255,093 shares of Common Stock outstanding as of August 5, 2021, as reported on the Issuer’s most recent filing on Form 10-Q.

CUSIP No. 0474L106		13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tadahisa Kagimoto(2)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,310,526
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,310,526
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,310,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(2)	The reporting person may be deemed to have beneficial ownership of shares of Common Stock solely through his interest in HEALIOS K.K.
(3)	Based on 226,255,093 shares of Common Stock outstanding as of August 5, 2021, as reported on the Issuer’s most recent filing on Form 10-Q.

Explanatory Note:

This Amendment No. 10 to Schedule 13D (this “Tenth Amendment”) is filed to amend the initial Statement on Schedule 13D (the “Initial Statement”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Athersys, Inc., a Delaware Corporation (“Athersys” or the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2018 and as amended pursuant to Amendment No. 1 to the Initial Statement, as filed with the SEC on June 11, 2018 (the “First Amendment”), Amendment No. 2 to the Initial Statement, as filed with the SEC on July 2, 2018 (the “Second Amendment”), Amendment No. 3 to the Initial Statement, as filed with the SEC on April 2, 2020 (the “Third Amendment”), Amendment No. 4 to the Initial Statement, as filed with the SEC on May 15, 2020 (the “Fourth Amendment”), Amendment No. 5 to the Initial Statement, as filed with the SEC on November 13, 2020 (the “Fifth Amendment”), Amendment No. 6 to the Initial Statement, as filed with the SEC on November 18, 2020 (the “Sixth Amendment”), Amendment No. 7 to the Initial Statement, as filed with the SEC on November 23, 2020 (the “Seventh Amendment”), Amendment No. 8 to the Initial Statement, as filed with the SEC on November 30, 2020 (the “Eighth Amendment”) and Amendment No. 9 to the Initial Statement, as filed with the SEC on February 16, 2021 (the “Ninth Amendment”). The Initial Statement, as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, the Ninth Amendment and this Tenth Amendment, is referred to herein as the “Statement”. Unless set forth below, all previous Items are unchanged, and the Statement remains in full force and effect, except as expressly amended below. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 4 to this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On August 5, 2021, Healios entered into a Comprehensive Framework Agreement for Commercial Manufacturing and Ongoing Support (the “Framework Agreement”) with the Issuer. The Framework Agreement amends the existing collaboration structure between the parties through amendments, waivers, consents or terminations of certain existing agreements or entering into new agreements as outlined in the Framework Agreement.
The agreements provide Healios access to the Issuer’s manufacturing technology to enable Healios to manufacture MultiStem products, using a qualified manufacturer, for a potential commercial launch in Japan. Further, they clarify the Issuer’s role in providing support services necessary for regulatory approvals, manufacturing readiness, and commercial launch in Japan. The parties will share investment in commercial preparation and product supply through investment by Healios in certain manufacturing preparation activities and additional production capacity for Japan and, through deferrals and certain adjustments to financial terms of the existing license agreement, including milestones and royalties, during the early commercial phase. Additionally, Healios’ license in Japan will be expanded to include two new additional indications under certain conditions. The agreements provide for $8.0 million in new milestone payments available to the Issuer tied to certain Japan commercial manufacturing activities and the establishment of large scale manufacturing relevant to Japan, and warrants (the “Warrants”) issued to Healios to purchase up to a total of 10,000,000 shares of the Issuer’s Common Stock (the “Warrant Shares”) at a premium to the then-current market price and exercisable for 60 days following regulatory approval for ARDS and ischemic stroke, respectively.
Under the terms of one of the Warrants (the “ARDS Warrant”), Healios will have the right to exercise such Warrant within 60 days of receipt of either conditional or full marketing approval from the PMDA for the intravenous administration of MultiStem to treat patients who are suffering from ARDS. The ARDS Warrant is also exercisable prior to such approval upon the Issuer’s public announcement of the entry into an agreement that is expected to result in a change of control of the Issuer. Under the terms of the ARDS Warrant, Healios will have the right to purchase up to an aggregate of 3,000,000 Warrant Shares at the following exercise prices during the following periods: (a) $1.80 per Warrant Share during the period from August 5, 2021 up to, but not including, January 1, 2024, (b) $1.98 per Warrant Share during the period from January 1, 2024 up to, but not including, January 1, 2025 and (c) $2.18 per Warrant Share during the period from January 1, 2025 through July 31, 2026.
Under the terms of the other Warrant (the “Stroke Warrant”), Healios will have the right to exercise such Warrant within 60 days of receipt of either conditional or full marketing approval from the PMDA for the intravenous administration of MultiStem to treat patients who are suffering from ischemic stroke. The Stroke Warrant is also exercisable prior to such approval upon the Issuer’s public announcement of the entry into an agreement that is expected to result in a change of control of the Issuer. Under the terms of the Stroke Warrant, Healios will have the right to purchase up to an aggregate of 7,000,000 Warrant Shares at the following exercise prices during the following periods: (a) $2.40 per Warrant Share during the period from August 5, 2021 up to, but not including, January 1, 2024, (b) $2.52 per Warrant Share during the period from January 1, 2024 up to, but not including, January 1, 2025 and (c) $2.65 per Warrant Share during the period from January 1, 2025 through July 31, 2026.

The Issuer may terminate the Warrants under certain conditions, including the termination of any license agreement and/or collaboration agreement, in effect when the Warrants were issued, between the Issuer and Healios as a result of an uncured material breach by Healios that has triggered such termination. The Warrants also provide that the number of Warrant Shares to be issued thereunder will be limited to the extent that Healios and its affiliates would beneficially own more than 19.9% of the Issuer’s Common Stock after giving effect to such exercise and issuance.
The descriptions of the Warrants are qualified in their entirety by the text of the ARDS Warrant and the Stroke Warrant, copies of which are filed as Exhibit 99.4 and Exhibit 99.5, respectively, to this Tenth Amendment and are incorporated by reference herein.
As previously disclosed, on February 16, 2021, Healios and Dr. Tadahisa Kagimoto entered into a cooperation agreement, (the “Cooperation Agreement”) with the Issuer pursuant to which Healios agreed to certain customary standstill provisions, effective as of the date of the Cooperation Agreement and continuing through the conclusion of the Issuer’s 2022 annual meeting of stockholders (the “Standstill Period”). These provisions prohibit Healios from, among other things, acquiring securities that would result in Healios beneficially owning more than 9.9% of the Issuer’s outstanding shares of Common Stock, inclusive of Healios’ current holdings (the “Ownership Limitation”) and engaging in certain other actions with respect to the Issuer’s stockholder meetings or securities. In addition, under the Cooperation Agreement, during the Standstill Period, the Issuer agrees to provide notice to Healios of certain equity issuances and to allow Healios to participate in certain issuances to maintain its proportionate ownership of the Issuer’s Common Stock as of the time of such issuance, subject to a maximum participation of 19.9% of any such issuance, and subject to the Ownership Limitation.
The foregoing description of the Cooperation Agreement is qualified in its entirety by the text of the Cooperation Agreement, a copy of which was filed as Exhibit 99.3 to the Ninth Amendment and is incorporated by reference herein.
In connection with the execution of the Framework Agreement, on August 5, 2021, Healios entered into an amendment to the Cooperation Agreement (the “Cooperation Agreement Amendment”) with the Issuer to extend the Standstill Period for the provisions described above until the conclusion of the Issuer’s 2023 annual meeting of stockholders. The amendment to the Cooperation Agreement also provides that the Warrant Shares will be excluded from the calculation of the Ownership Limitation.
The foregoing description of the Cooperation Agreement Amendment is qualified in its entirety by the text of the Cooperation Agreement Amendment, a copy of which is filed as Exhibit 99.6  to this Tenth Amendment and is incorporated by reference herein.
Additionally, as previously disclosed, Healios is party to an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer, which governs certain of Healios’ and the Issuer’s rights relating to Healios’ ownership of the Issuer’s Common Stock and participation on its Board of Directors. In connection with the execution of the Framework Agreement, on August 5, 2021, Healios and the Issuer entered into a certain Amendment to Investor Rights Agreement (the “IRA Amendment”), pursuant to which Healios agreed to terminate its existing right under the Investor Rights Agreement to nominate two nominees for election to the Issuer’s Board of Directors if Healios beneficially owned 15% or more of the Issuer’s outstanding shares of Common Stock. Healios retains the right to appoint one nominee for election to the Issuer’s Board of Directors if Healios beneficially owns 5% or more of the Issuer’s outstanding shares of Common Stock. Dr. Kagimoto, Chairman and Chief Executive Officer of Healios, currently serves on the Issuer’s Board of Directors as the Healios designee.
The foregoing description of the IRA Amendment is qualified in its entirety by the text of the IRA Amendment, a copy of which is filed as Exhibit 99.7 to this Tenth Amendment and is incorporated by reference herein.
Healios may change its intention with respect to any and all matters referred to in Item 4. Healios intends to review its investment in the Issuer on an ongoing basis and may from time to time in the future express its views to and/or meet with management, the Board, other stockholders or third parties, including, potential partners, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item. 5.	Interest in Securities of the Issuer.
(a)-(b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

Healios may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Act), (ii) shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, up to 16,310,526 shares of Common Stock, representing approximately 7.2% of such class, and (iii) sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, no shares of Common Stock. The information contained in Item 4 to this Schedule 13D is herein incorporated by reference.
Mr. Kagimoto may be deemed, solely through his interest in Healios, to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Act), (ii) shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of Common Stock identified in the response pertaining to Healios immediately above, and (iii) sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, no shares of Common Stock. The information contained in Item 4 to this Schedule 13D is herein incorporated by reference.
Mr. Gregory A. Bonfiglio, a director of Healios, may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Act), (ii) shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, up to 922,156 shares of Common Stock, representing approximately 0.4% of such class, and (iii) sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, no shares of Common Stock.

Item. 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 to this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit No.	Description
99.4	Common Stock Purchase Warrant of Atherys, Inc., issued August 5, 2021.
99.5	Common Stock Purchase Warrant of Atherys, Inc., issued August 5, 2021.
99.6	Amendment to Cooperation Agreement, dated August 5, 2021, by and among Athersys, Inc., HEALIOS K.K. and Dr. Tadahisa Kagimoto
99.7	Amendment to Investor Rights Agreement, dated August 5, 2021, by and between Athersys, Inc. and HEALIOS K.K.

Schedule A
DIRECTORS AND EXECUTIVE OFFICERS OF HEALIOS K.K.
Set forth below is a list of each executive officer and director of HEALIOS K.K., setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise specified, the principal employer of each such individual is HEALIOS K.K., and the business address of each such individual is Yurakucho Denki Bldg. North Tower 19F, 1-7-1 Yurakucho, Chiyoda-ku, Tokyo 100-0006, Japan. To the knowledge of the undersigned, during the last five years, no person listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in such person being or having been subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that has found violations with respect to such laws.

Name and Business Address	Present Principal Occupation, principal business of employer (if not HEALIOS K.K.)

Hardy TS Kagimoto, a citizen of Japan	Representative Director, President & CEO of HEALIOS K.K.

Yoshinari Matsuda, a citizen of Japan Marunouchi Building, 26th Floor, Marunouchi 2-4-1, Chiyoda-ku, Tokyo 100-6326, Japan	Founder and Representative Partner of Uruma Law Offices Legal Professional Corporation

Michael Alfant, a citizen of the USA(2) Daiwa Azabudai Building, 8th Floor 2-3-3 Azabudai Minato-ku, Tokyo 106-0041, Japan	Chair of board and CEO of Fusion Systems Group, an IT solutions and business consultancy advisor

Jun Narimatsu, a citizen of Japan(2) 4-5-18 Kamiosaki, 2nd Floor, Shinagawa-ku, Tokyo 141-0021, Japan	Representative Director and President of Muuseo, Inc., which operates certain social media platforms for the curation and sharing of images and data

Seigo Kashii, a citizen of Japan(2)	External director of HEALIOS K.K.

Gregory A. Bonfiglio, a citizen of the USA(2) 8 Redberry Ridge Portola Valley, CA 94028, USA	Founder and Managing Partner of Proteus, LLC, an investment advisory firm

Richard P. Kincaid, a citizen of the USA	Director, Executive Officer Chief Financial Officer of HEALIOS K.K.

David W. Smith, a citizen of the USA 6353 W Rogers Circle Boca Raton, FL 33487, USA	President and Chief Commercial Officer of Akron Biotech, a biotechnology company

Masanori Sawada, a citizen of Japan	Executive Vice President, Chief Medical Officer of HEALIOS K.K.

Kouichi Tamura, a citizen of Japan	Executive Officer in charge of research and manufacturing at HEALIOS K.K..

Michihisa Nishiyama, a citizen of Japan	Executive Officer in charge of development at HEALIOS K.K.

Koji Abe, a citizen of Japan	Executive Officer in charge of HR and GA at HEALIOS K.K.

(2) External Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2021

HEALIOS K.K.

By:	/s/ Hardy TS Kagimoto
	Name:	Hardy TS Kagimoto
	Title:	Chairman & CEO

HARDY TS KAGIMOTO

By:	/s/ Hardy TS Kagimoto